[FORM OF COVER LETTER TO ELIGIBLE OPTION HOLDERS

REGARDING THE OFFER TO EXCHANGE AND SUMMARY OF PROCEDURES]

EXHIBIT (a)(1)(ii)

January 16, 2013

Dear Emmis Option Holder:

If you are receiving this notice, you hold Emmis stock options that are eligible to be exchanged in the Emmis Option Exchange. A provision of the Emmis Communications Corporation 2012 Equity Compensation Plan that was approved by our shareholders in November permits Emmis to establish an Option Exchange Program. I am pleased to report that the Compensation Committee of the Board of Directors has approved such a Program, which is beginning at this time.

The Program allows current employees and non-employee directors the one-time opportunity to voluntarily exchange certain “underwater” stock options for a lesser number of shares of restricted Emmis common stock. In essence – you have the opportunity to trade your options, which may or may not have value now or in the future, for restricted shares of Emmis stock that will vest in one year.

You are not obligated to participate: the Option Exchange Program is voluntary. We make no recommendation as to whether you should elect to exchange your eligible options. I would note that all of Emmis’ executive officers have indicated that they intend to participate in the option exchange. Each option holder must make his or her own decision. Please note: not all employees have received stock options and therefore not all employees are eligible for this program.

The Option Exchange Program is subject to the terms and conditions of the attached Offer to Exchange. This document contains detailed information about the Program, including the vesting provisions for the restricted stock that you can receive as well as a detailed set of questions and answers. Please read the attached summary of relevant procedures as well as the offer materials carefully because they contain important information about how you may participate in the Program and the terms of the restricted stock that you will be eligible to receive if you elect to participate. You should also refer to the prospectus for the 2012 Equity Compensation Plan, which is available to employees and directors on our Intranet at www.inside.emmis.com and contains additional information about the 2012 Plan and the restricted stock.

If you have any questions about the Program, please call Merrill Lynch at (317) 848-5545 or (800) 717-6703. Representatives will be available to answer your questions on Monday through Friday from 8:00 a.m. to 4:30 p.m., Eastern Standard Time.

Very Truly Yours,

Jeffrey H. Smulyan

Chief Executive Officer

OFFER TO EXCHANGE ELIGIBLE OPTIONS FOR RESTRICTED STOCK

PROCEDURES

All Holders of Eligible Options

•	Read through attached documents so you may make a decision on whether or not you will tender your options.

Persons NOT Tendering Any Options for Restricted Stock

•	You do not need to do anything. No action is required.

Persons Choosing to Tender Options for Restricted Stock

1.	After reading all the enclosed documents, call the Merrill Lynch representatives at (317) 848-5545 or (800) 717-6703 and tell them you want to tender your options. You must call and tender your options BEFORE the deadline specified in the attached documents.

2.	An e-mail acknowledging receipt of your election to exchange your options for restricted stock will be sent to you within one week after you make your election by telephone.

3.	If you do not receive an acknowledgment of your election to tender your options, contact Merrill Lynch at (317) 848-5545 or (800) 717-6703.

4.	You may later withdraw your election to tender your options, but you must do so BEFORE the deadline specified in the attached documents.

5.	Any questions you have regarding the right to tender can be directed to Merrill Lynch at (317) 848-5545 or (800) 717-6703.